UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42738

Delixy Holdings Limited

(Translation of registrant’s name into English)

883 North Bridge Road

#04-01

Southbank

Singapore 198785

+65 6291 3184

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Chief Financial Officer and Appointment of Director

On December 31, 2025, Ms. Tianshu Chu notified Delixy Holdings Limited (the “Company”) of her resignation as a director and Chief Financial Officer of the Company, effective upon the Board of Directors approving the Company’s acceptance of her resignation notice, which occurred on December 31, 2025. On December 31, 2025, the Board of Directors ratified and approved the appointment of Ms. Yen Chong Yin Lai as the new Chief Financial Officer of the Company, effective December 31, 2025. On December 31, 2025, the Board of Directors also ratified and approved the appointment of Ms. Yao Yuan, who is currently the Chief Operating Officer of the Company, as a director of the Company, effective December 31, 2025.

Ms. Yen Chong Yin Lai has over 15 years of experience in accounting, financial management, and corporate finance. She most recently served as Chief Financial Officer of SBS Logistics Singapore Pte Ltd from April 2021 to May 2025, where she led regional finance operations including budgeting, forecasting, financial reporting, audit and tax compliance, risk management, and internal controls across multiple subsidiaries. Prior to that, she held progressively senior finance and accounting roles at SBS Logistics Singapore Pte Ltd and its holding company, as well as at Cargotec CHS Asia Pacific Pte Ltd. Ms. Yen holds a Bachelor of Arts with Honors in Business and Finance from Coventry University.

Ms. Yao Yuan has over 15 years of experience in operations management and commodity trading. She has served as Chief Operating Officer of Delixy Energy Pte. Ltd. since 2009, where she is responsible for the overall operational management of the business, including implementing operational efficiencies, ensuring regulatory compliance, and supporting long-term growth strategy. Prior to that, Ms. Yao held senior trading and management roles at Dezhou Huatai Petroleum Co., Ltd. and Beijing Yalian Jiye Petro-Chemical Co., Ltd. She holds a bachelor’s degree in English from Beijing Foreign Studies University.

In connection with her appointment as Chief Financial Officer, Ms. Yen Chong Yin Lai entered into an employment agreement with the Company pursuant to which she will serve for the period commencing as of the effective date and ending (1) year after the effective date (“Initial Term”). The Initial Term shall automatically be extended one additional year unless either party gives written notice to the other party 60 days prior to expiration of the Initial Term that it or she, as applicable, does not wish to extend the agreement. Ms. Chong will receive an annual base salary of S$108,000 (approximately US$84,000). In connection with her appointment as Director, Ms. Yao Yuan entered into a director’s offer letter with the Company, pursuant to which she will serve as a director for an initial term of five years, subject to annual re-appointment by the Board of Directors. The director offer letter does not provide for separate cash or equity compensation to Ms. Yao Yuan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Ms. Yen Chong Yin Lai
10.2	Director Offer Letter between the Company and Ms. Yao Yuan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026	Delixy Holdings Limited

	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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